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As filed with the Securities and Exchange Commission on March 18, 2003

Registration No. 005-58777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

COORSTEK, INC.
(Name of the Issuer)

COORSTEK, INC.
KEYSTONE ACQUISITION CORP.
KEYSTONE HOLDINGS LLC
GOLDEN HERITAGE LLC
KEYSTONE FINANCING LLC
JOHN K. COORS
WILLIAM K. COORS
JEFFREY H. COORS
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

217020106
(CUSIP Number of Class of Securities)

John K. Coors Manager c/o Keystone Holdings LLC Mail Stop VR 900 Golden, Colorado 80401 (303) 277-3497	Joseph G. Warren, Jr. Chief Financial Officer CoorsTek, Inc. 16000 Table Mountain Parkway Golden, Colorado 80403 (303) 277-4000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Jennings J. Newcom, Esq. Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, Colorado 80202 (303) 892-9400	Whitney Holmes Hogan & Hartson L.L.P. One Tabor Center 1200 17th Street, Suite 1500 Denver, Colorado 80202 (303) 899-7300

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$226,654,265	$20,852.19

* For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 8,590,428 shares of CoorsTek common stock outstanding and owned by stockholders other than Keystone Holdings LLC and its affiliates and associates identified on Schedule A to the merger agreement described in the proxy statement referenced below (the "Keystone Parties"); and (ii) outstanding stock options and warrants to purchase an aggregate of 724,665 shares of CoorsTek common stock with a per share exercise price less than $26.00, and a weighted average per share exercise price of approximately $22.95, which will be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders other than the Keystone Parties will be converted into the right to receive $26.00 in cash, without interest, and (ii) each outstanding stock option and warrant to purchase shares of CoorsTek common stock with a per share exercise price less than $26.00 will be converted into the right to receive a cash payment equal to (a) the excess of $26.00 over the per share exercise price for the shares of common stock subject to such stock option or warrant, multiplied by (b) the number of shares of common stock underlying each such stock option or warrant.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)
Amount Previously Paid: $20,852.19

(2)
Form or Registration No.: Schedule 14A

(3)
Filing Party: CoorsTek, Inc.

(4)
Date Filed: January 6, 2003

Introduction

        This Amendment No. 8 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment") is filed by (i) CoorsTek, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("CoorsTek"), (ii) Keystone Holdings LLC, a Delaware limited liability company ("Keystone Holdings"), (iii) Keystone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Keystone Holdings ("Keystone Acquisition"), (iv) Golden Heritage LLC, a Delaware limited liability company, (v) Keystone Financing LLC, a Delaware limited liability company, (vi) John K. Coors, (vii) William K. Coors and (viii) Jeffrey H. Coors (collectively, the "Filing Persons"), and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 and Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6 and No. 7 thereto (as so amended, the "Schedule") filed by the Filing Persons on January 6, 2003, February 5, 2003, February 12, 2003, February 18, 2003, March 5, 2003, March 7, 2003, March 10, 2003 and March 13, 2003, respectively, with the Securities and Exchange Commission (the "SEC"). The Schedule relates to the Agreement and Plan of Merger, dated as of December 22, 2002, by and among CoorsTek, Keystone Holdings and Keystone Acquisition (the "Merger Agreement").

        CoorsTek previously filed with the SEC a definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of CoorsTek at which the stockholders of CoorsTek considered and voted upon a proposal to approve and adopt the Merger Agreement and authorize the merger transaction contemplated thereby. A copy of the Proxy Statement is incorporated by reference herein as Exhibit (a)(3) and a copy of the Merger Agreement has been filed as Appendix A to the Proxy Statement.

        The purpose of this Amendment is to file a final amendment to the Schedule to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

        The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

        The information contained in this Amendment and/or the Proxy Statement concerning (i) CoorsTek was supplied by CoorsTek and no member of the Keystone Group takes responsibility for the accuracy of such information and (ii) the Keystone Group was supplied by Keystone Holdings and CoorsTek takes no responsibility for the accuracy of such information.

Item 15. Additional information.

  (b)
  Other Material Information. On March 18, 2003, CoorsTek filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Keystone Acquisition was merged with and into CoorsTek, with CoorsTek as the surviving corporation (the "Merger"), after having received the requisite vote of the CoorsTek stockholders at the special meeting of stockholders held on that date. The Merger became effective as of the date of the filing, at which time (i) each share of CoorsTek common stock outstanding (other than those shares held by Keystone Holdings and shares held by stockholders exercising dissenters' rights of appraisal (the "Excluded Shares")) was converted into the right to receive $26 in cash, without interest, upon surrender and acceptance of the certificate for such share to CoorsTek's paying agent, (ii) each CoorsTek stock option and warrant outstanding at the Effective Time, whether or not then vested or exercisable, was converted into the right to receive an amount in cash equal to the excess, if any, of $26 over the applicable exercise price per share of common stock subject to such stock option or warrant, (iii) all of the Excluded Shares were canceled and (iv) the separate corporate existence of Keystone Acquisition ceased. Upon completion of the Merger, CoorsTek common stock ceased to trade on the Nasdaq National Market and became eligible for delisting and was delisted from the Nasdaq National Market.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COORSTEK, INC., a Delaware corporation
	By:	/s/ JOSEPH G. WARREN, JR.
	Name:	Joseph G. Warren, Jr.
	Title:	Chief Financial Officer
	Date:	March 18, 2003
KEYSTONE ACQUISITION CORP., a Delaware corporation
	By:	/s/ JOHN K. COORS
	Name:	John K. Coors
	Title:	President
	Date:	March 18, 2003
KEYSTONE HOLDINGS LLC, a Delaware limited liability company
	By:	/s/ JOHN K. COORS
	Name:	John K. Coors
	Title:	Manager
	Date:	March 18, 2003
/s/ JOHN K. COORS
Name:	John K. Coors
Date:	March 18, 2003
/s/ WILLIAM K. COORS
Name:	William K. Coors
Date:	March 18, 2003

GOLDEN HERITAGE LLC, a Delaware limited liability company
	By:	/s/ WILLIAM K. COORS
	Name:	William K. Coors
	Title:	Manager
	Date:	March 18, 2003
KEYSTONE FINANCING LLC, a Delaware limited liability company
	By:	/s/ WILLIAM K. COORS
	Name:	William K. Coors
	Title:	Manager
	Date:	March 18, 2003
/s/ JEFFREY H. COORS
Name:	Jeffrey H. Coors
Date:	March 18, 2003

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Introduction
  Item 15. Additional information.
SIGNATURES